Exhibit 99 (1)

The Company recorded net income in the quarter of $22.8 million, compared to net income of $9.8 million for the same period last year resulting in net income per share of $0.78 compared to $0.34 for the same period last year. Adjusted net income for the quarter was $24.3 million, a 20% increase over the same period last year. Adjusted net income per share for the quarter was $0.83 as compared to $0.71 in the same period last year. In the quarter, the Company repaid all amounts owed under its Revolving Credit Facility.

Butch Kerzner, President of the Company, commented, “Paradise Island reported record second quarter gross revenue and EBITDA. Booking patterns returned to normal levels in the quarter following a slowdown in business arising from the war in Iraq. Gross revenue and EBITDA were up 6% and 10%, respectively, from the prior year, and revenue per available room (“RevPAR”) at Atlantis increased by 2%. It is against this excellent performance at Atlantis that we are very enthusiastic that we can begin the next phase of expansion on Paradise Island in the third quarter. We are looking forward to leveraging the physical infrastructure on the island as well as the overall customer demand that we have developed for this destination. Atlantis continues to demonstrate the robustness of its business despite the general soft conditions in the travel market.”

Butch Kerzner continued, “During the quarter, our businesses continued to deliver strong free cash flow, which was primarily used to continue to strengthen our already well-capitalized balance sheet by repaying all amounts outstanding under our $300 million Revolving Credit Facility.”

Paradise Island
The Company’s Paradise Island operations achieved record second quarter gross revenue of $141.9 million and EBITDA of $44.6 million as compared to $133.2 million and $40.5 million, respectively, in the same period last year. Atlantis benefited from a strong April as occupancy was 88%, up 4% from the same period last year. Occupancy in May and June was 77% and 91%, respectively, which was down 3% and 1% as compared to the same period last year. Second quarter results benefited from the timing of Easter, which occurred in April 2003 compared to March in 2002.

Atlantis’s RevPAR for the quarter was $229 as compared to $225 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 85% at a $268 average daily room rate (“ADR”), which compares to an average occupancy of 86% and ADR of $262 in the same period last year.

The Atlantis Casino generated strong volumes in the quarter, primarily due to increases in table drop. Table volumes benefited from a strong Easter, followed up by strong drop levels in May and June, which were above the same period last year.

In the quarter, the Company announced that it reached a new Heads of Agreement with the Government of The Bahamas with respect to a $600 million expansion that would increase the Company’s total investment in The Bahamas to $1.7 billion. Construction of the approximately $100 million first phase (“Phase III-A”) of this project is scheduled to begin in the third quarter with the addition of three new luxurious villas to One&Only Ocean Club, along with a high end boardroom meeting facility and kids pool. These additions to One&Only Ocean Club are expected to be completed in time for the 2005 high season.

The other two major components of Phase III-A include the construction of the Marina Village, comprising 20,000 square feet of restaurant and retail space around the Atlantis Marina, along with an expansion to Harborside at Atlantis (“Harborside”), which will add approximately 120 two-bedroom suites to the existing timeshare project. Construction of the Marina Village is expected to commence before the end of the year and Harborside in early 2004.

Construction on Phase III-B of this project, which includes a 1,200-room hotel, the addition of at least 50,000 square feet of new convention and meeting space, significant expansion of the existing water-themed attractions, a new dolphin encounter attraction and a links-style 18-hole golf course on nearby Athol Island, is expected to commence by the end of 2004, with completion expected by Christmas 2006.

Connecticut
Mohegan Sun reported slot revenues in the quarter of $199.5 million, an increase of 9% compared to the same period last year. Slot win per unit per day was $359 for the quarter, an 11% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the growing Connecticut slots market from 48% in the same period last year to over 49%. In the quarter, the Connecticut market grew by 6% over the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. The Company recorded income from TCA of $8.8 million in the quarter that was slightly below the $9.5 million reported last year, which benefited from the recognition of development fees associated with the completion of the expansion of Mohegan Sun in 2002.

One&Only
One&Only Ocean Club, the Company’s luxury resort hotel on Paradise Island, performed very well during the quarter with RevPAR of $621, an increase of 26% over the same period last year. The resort achieved an average occupancy of 81% and an ADR of $764.

Paul O’Neil, CEO of the Company’s Paradise Island business, commented, “One&Only Ocean Club’s performance is outstanding, particularly in the weak current travel environment. Against the backdrop of these excellent results, we are looking forward to commencing the construction of the three new luxury villas at the property in the third quarter. We are confident that these new villas will be extremely popular and will also further establish the One&Only brand at the highest end of the travel market.”

In the quarter, the Company earned fees of $1.3 million from its non-Paradise Island luxury resort operations, as compared to $1.2 million in the same period last year. Results for 2003 were impacted by the war in Iraq. In particular, the Company’s properties in the Indian Ocean and Dubai recorded disappointing results for the quarter due to the effects of the war. However, since June, booking trends have begun to improve for these One&Only resorts.

The Company reported an EBITDA loss from luxury resort operations, excluding One&Only Ocean Club, of $1.7 million as compared to $0.3 million of EBITDA for the same period last year. The current quarter’s results included significant marketing costs associated with the One&Only brand, which are not expected to continue at the same level next year.

Construction of One&Only Palmilla, the Company’s 50%-owned luxury resort in Los Cabos, Mexico, continues on schedule for an early 2004 grand reopening. The Company closed the resort at the end of the first quarter in order to commence an $80 million expansion project that will increase the room count at the resort from 115 rooms to 172 rooms and will significantly upgrade the amenities and public areas. The expansion is expected to be completed by early next year, subject to obtaining all necessary local permits and approvals, and will be financed through local project financing supported by a $38.0 million guarantee by the Company.

Liquidity
At the end of the quarter, the Company held $38.5 million in cash and cash equivalents, including $1.5 million in restricted cash. Total interest-bearing debt at the end of the quarter was $400.6 million, which includes $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. In the quarter, the Company repaid interest-bearing debt of $47.0 million. As of June 30, 2003, the Company had repaid all amounts outstanding on its $300 million Revolving Credit Facility, which as of December 31, 2002, was $72.0 million.

As of June 30, 2003, shareholders’ equity was $799.3 million and the Company had 28.4 million Ordinary Shares outstanding.

Other Matters
As previously announced, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, earlier this year, and in the quarter recognized $0.7 million of costs associated with closing this business. These costs have been reclassified as discontinued operations in the accompanying Condensed Consolidated Statement of Operations.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
July 30, 2003
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

Kerzner International Limited
Consolidated Balance Sheets
(Amounts in thousands)	June 30, 2003	December 31, 2002

	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$37,002	$34,012
Restricted cash	1,467	4,842
Trade receivables, net	33,968	44,971
Due from affiliates	22,194	28,042
Inventories	9,367	8,969
Prepaid expenses and other assets	22,760	14,312

Total current assets	126,758	135,148
Property and equipment, net	1,119,601	1,128,375
Notes receivable	13,204	13,720
Due from affiliates - non-current	23,538	24,379
Deferred tax asset, net	8,336	6,119
Deferred charges and other assets, net	39,866	35,098
Investment in associated companies	76,910	66,939

Total assets	$1,408,213	$1,409,778

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt	$292	$275
Accounts payable and accrued liabilities	157,790	156,171
Capital creditors	1,691	1,538

Total current liabilities	159,773	157,984

Deferred revenue - non-current	16,368	18,028
Other long-term liabilities	3,902	2,697
Long-term debt, net of current maturities	428,877	497,756

Total liabilities	608,920	676,465
Shareholders' equity	799,293	733,313

Total liabilities and shareholders' equity	$1,408,213	$1,409,778

Kerzner International Limited
Consolidated Statements of Operations	For the Three Months		For the Six Months
(Amounts in thousands, except per share data)	Ended June 30,		Ended June 30,
	2003	2002 (1)(2)	2003	2002 (1)(2)

	(Unaudited)		(Unaudited)
Revenues
Casino and resort revenues	$141,852	$133,213	$286,453	$277,008
Less: promotional allowances	(6,042)	(5,543)	(12,856)	(12,544)

Net casino and resort revenues	135,810	127,670	273,597	264,464
Tour operations	13,858	10,047	27,524	20,100
Relinquishment and other fees	8,845	9,541	16,919	15,794
Management and other fees	2,183	1,675	5,272	4,322
Insurance recovery	-	1,100	2,819	1,100
Other	1,237	1,094	2,377	2,188

	161,933	151,127	328,508	307,968

Expenses
Casino and resort expenses	69,517	68,873	138,830	135,477
Tour operations	11,876	8,998	24,116	17,534
Selling, general and administrative	27,123	20,583	51,793	42,194
Corporate expenses	9,455	8,216	16,133	14,121
Depreciation and amortization	14,005	13,293	27,633	26,858

	131,976	119,963	258,505	236,184

Income from operations	29,957	31,164	70,003	71,784
Other income (expense)
Interest income	1,084	501	2,020	1,392
Interest expense, net of capitalization	(7,295)	(10,260)	(14,804)	(20,914)
Equity in earnings (losses) of associated companies, net	(328)	565	1,504	1,828
Gain on replacement of damaged asets	-	-	2,514	-
Gain on settlement of territorial dispute	-	5,069	-	5,069
Loss on early extinguishment of debt	-	(15,006)	-	(15,006)
Other, net	84	(13)	(57)	(82)

	(6,455)	(19,144)	(8,823)	(27,713)
Income from continuing operations before income taxes
and minority interest	23,502	12,020	61,180	44,071
Provision (benefit) for income taxes	169	(498)	(291)	(790)
Minority interest	(154)	-	(529)	-

Income from continuing operations	23,517	11,522	60,360	43,281
Income (loss) from discontinued operations, net of
income tax effect	(730)	(1,750)	1,509	(3,899)

Net income	$22,787	$9,772	$61,869	$39,382

Diluted net income per share
Income from continuing operations	$0.80	$0.40	$2.08	$1.52
Income (loss) from discontinued operations, net of
income tax effect	(0.02)	(0.06)	0.05	(0.14)

	$0.78	$0.34	$2.13	$1.38

Weigted average number of shares outstanding - diluted	29,311	28,799	28,998	28,454
(1) The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.
(2) Loss on early extinguishment of debt, net of income tax effect, has been reclassified from an extraordinary loss to other income and expenses.

Kerzner International Limited
Consolidated Statements of Cash Flows	For the Three Months		For the Six Months
(Amounts in thousands)	Ended June 30,		Ended June 30,
	2003	2002	2003	2002

	(Unaudited)		(Unaudited)
Cashflows from operating activities:
Net income	$22,787	$9,772	$61,869	$39,382
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on early extinguishment of debt	-	15,006	-	15,006
Depreciation and amortization	14,005	13,293	27,633	26,858
Amortization of debt issuance costs and debt premium	308	524	613	1,127
Loss on disposition of assets	2	66	123	66
Loss on sale of short term investment	-	158	-	158
Provision for doubtful receivables	302	499	587	1,560
Deferred income tax benefit (provision)	(3,521)	(275)	(5,339)	(527)
Net change in working capital accounts	24,832	(9,365)	9,625	(17,528)
Net change in deferred charges	(888)	287	(856)	844
Net change in restricted cash	820	(204)	3,375	(138)
Equity in (earnings) losses from associated companies, net	(7,477)	1,046	(9,309)	(217)
Net change in long-term liabilities	204	-	1,151	-
Gain on insurance proceeds received for replaced assets	-	-	(2,514)	-
(Gain) loss from discontinued operations	730	1,750	(1,509)	3,899

Net cash provided by operating activities	52,104	32,557	85,449	70,490

Cashflows from investing activities:
Payments for property and equipment	(11,724)	(11,991)	(19,427)	(22,300)
Acquistion of World Leisure Holidays, net of cash acquired	-	-	1,384	-
Repayment of notes receivable	991	-	1,031	18,018
Sale (purchase) of first mortgage notes, net	-	4,726	-	(158)
Purchase of land and casino license	(1,903)	-	(2,107)	-
(Advances to) repayment from associated companies, net	(800)	-	(1,003)	2,092
Advances to affiliates	(2,500)	-	(2,500)	-
Sale of debt and equity interest in Kanuhura	-	-	1,464	-
Acquisition of equity interest in associated company	-	(2,533)	-	(2,533)
Insurance proceeds for replaced assets	-	-	6,852	-
Net proceeds from sale of assets	3	77	172	77

Net cash used in investing activities	(15,933)	(9,721)	(14,134)	(4,804)

Cashflows from financing activities:
Proceeds from issuance of debt and borrowings	4,000	206,000	4,000	210,000
Repayment of debt	(51,071)	(15,064)	(76,155)	(28,127)
Early redemption of debt	-	(224,760)	-	(224,760)
Proceeds from exercise of stock options	3,910	6,982	3,940	14,430
Debt issue and modification costs	(22)	(4,420)	(110)	(4,572)

Net cash used in financing activities	(43,183)	(31,262)	(68,325)	(33,029)

Net increase (decrease) in cash and cash equivalents	(7,012)	(8,426)	2,990	32,657
Cash and cash equivalents at beginning of period	44,014	71,554	34,012	30,471

Cash and cash equivalents at end of period	$37,002	$63,128	$37,002	$63,128

Kerzner International Limited
Reconciliation of Adjusted Net Income to
GAAP Net Income	For the Three Months Ended June 30,				For the Six Months Ended June 30,
(Amounts in thousands, except per share data)	2003		2002		2003		2002
	$	EPS	$	EPS	$	EPS	$	EPS

	(Unaudited)				(Unaudited)
Adjusted net income (1)	$24,334	$0.83	$20,359	$0.71	$56,298	$1.94	$52,118	$1.83
Income (loss) from discontinued
operations, net of income tax effect (2)	(730)	(0.03)	(1,750)	(0.07)	1,509	0.05	(3,899)	(0.14)
Insurance recovery (3)	-	-	1,100	0.04	2,819	0.10	1,100	0.04
Gain on replacement of damaged assets (3)	-	-	-	-	2,514	0.09	-	-
Share of loss from remediation costs
at Harborside (4)	(105)	-	-	-	(559)	(0.02)	-	-
Share of loss from One&Only Palmilla
pre-opening expenses (5)	(712)	(0.02)	-	-	(712)	(0.03)	-	-
Early extinguishment of debt, net
of income tax effect (6)	-	-	(15,006)	(0.52)	-	-	(15,006)	(0.53)
Gain on settlement of territorial
and other disputes (7)	-	-	5,069	0.18	-	-	5,069	0.18

Net income	$22,787	$0.78	$9,772	$0.34	61,869	$2.13	$39,382	$1.38

(1)	Adjusted net income is defined as net income before income (loss) on discontinued operations, net of income tax effect, insurance recovery, gain on replacement of damaged assets, share of loss from remediation costs at Harborside, share of loss from One&Only Palmilla pre-opening expenses, early extinguishment of debt, net of income tax effect, and gain on settlement of territorial and other disputes. Adjusted net income is presented to assist investors and management in analyzing the performance of the Company and is a principal basis for valuation of companies. Management considers Adjusted net income to be a better measure on which to analyze current results and base expectations of future results than net income from continuing operations computed in accordance with generally accepted accounting principles (“GAAP”) in the United States. This information should not be considered as an alternative to GAAP, nor should it be considered as an indicator of the overall financial performance of the Company.

(2)	The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the first quarter of 2003. The Company has recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the first quarter of 2003, which was partially reduced by net losses incurred while winding down the operations of the business, including the writedown of net assets and other associated costs.

(3)	Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(4)	The Company recorded a loss for its share of remediation costs related to Harborside arising primarily from damage incurred from Hurricane Michelle. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation.

(5)	In April 2003, One&Only Palmilla Resort was temporarily closed in order to commence an approximate $80.0 million expansion project. As a result, the Company recorded a loss for its 50% share of the pre-opening expenses incurred subsequent to the closing of the resort.

(6)	The Company recognized a loss on early extinguishment of debt arising primarily from the refinancing of 9% Senior Subordinates Notes and replaced by an add-on offering of $200 million 8 7/8% Senior Subordinated Notes, and open market repurchases of 8 5/8% Senior Subordinated Notes.

(7)	Gain on settlement of territorial and other disputes with a majority shareholder.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income	For the Three Months		For the Six Months
(Amounts in thousands, except share data)	Ended June 30,		Ended June 30,
	2003	2002	2003	2002

	(Unaudited)		(Unaudited)
EBITDA (1)	$43,962	$43,357	$94,817	$97,542
Insurance recovery	-	1,100	2,819	1,100
Depreciation and amortization	(14,005)	(13,293)	(27,633)	(26,858)
Other expense, net	(6,455)	(19,144)	(8,823)	(27,713)
Benefit (provision) for income taxes	169	(498)	(291)	(790)
Minority interest	(154)	-	(529)	-
Income (loss) from discontinued
operations, net of income tax effect	(730)	(1,750)	1,509	(3,899)

Net income	$22,787	$9,772	$61,869	$39,382

(1)	EBITDA is defined as net income before insurance recovery, depreciation and amortization, other expense, net, benefit (provision) for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect. Although EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, the information is presented because management believes it provides useful information regarding the Company’s ability to incur and service debt. In addition, management uses EBITDA to assess the Company’s operating performance, measure cash flows from operations before debt service and to make capital investment decisions. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.